Dome Capital, LLC

10006 Cross Creek Blvd #103

Tampa FL 33647

September 17, 2024

VIA EDGAR

Stacie Gorman and Pamela Howell

Division of Corporation Finance

Office of Real Estate & Construction

United States Securities and Exchange Commission

100 F Street, N.E.,

Washington DC 20549

Re:	Dome Capital, LLC
Amendment No. 3 to Draft Offering Statement on Form 1-A
Filed February 24, 2024
CIK No. 0001988836

Dear Ms. Gorman and Ms. Howell:

This letter is submitted on behalf of Dome Capital, LLC, a Delaware series limited liability company (the “Company”), in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) in a letter (the “Comment Letter”) dated September 6, 2024 with respect to the Company’s Amendment No. 2 to Draft Offering Statement on Form 1-A (CIK No. 0001988836), filed with the Commission on Augst 16, 2024; (the “Offering Statement”). This letter is being submitted contemporaneously with the filing of the third amendment of the Offering Statement (the “Third Amendment”) containing changes made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Offering Statement. Certain capitalized terms set forth in this letter are used as defined in the Offering Statement.

For ease of reference, the Staff’s comments contained in the Comment Letter are reprinted below in bold, numbered to correspond with the paragraph number assigned in the Comment Letter, and is followed by the corresponding response of the Company.

Draft Offering Statement on Form 1-A

Cover Page

1.	We note your disclosure that you will offer shares via the website: JoineDome.com. Please revise this to refer to your correct website of joindome.com. Please also advise whether the website is intended to be used to test the waters. Further, we note that you disclose gross profits, aggregate ROI, average investor payout, and potential rates of returns on your website. Please advise us on what basis you provide these projections given you have no assets or operating history or remove such disclosure. Lastly, we note the website refers to free investing and full access investing, which is $5 per month. Please revise the disclosure in the offering circular to reflect any differences in terms of access and fees to the offering series.

Company’s Response:

The Company respectfully acknowledges the Staff’s comment and has revised the Cover Page of the Third Amendment to refer to the correct website address. The Company has filed screenshots of the website as an exhibit to the Third Amendment as Test the Waters materials.

Further, although certain information on the website which was referenced in the Staff’s comment was presented solely as an example of how information will be displayed to investors, the Company has removed all references related to gross profits, aggregate ROI, average investor payout, and potential rates of returns from the website.

Additionally, the Company directs the Staff to the Cover Page of the Third Amendment, which has been revised to clarify the differences in terms of access and fees between the free investing option and the full-access investing option

2.	We note your response to prior comment 1. We note your disclosure states that you will accept or reject a subscription within 15 days; however, you then state that you will accept or reject the subscription within 10 days. Further, you state that a closing will occur promptly following the acceptance of a subscription; however, you also state that you may close when the maximum number of subscriptions are received or at the discretion of management. Please revise to clearly state when you will engage in a closing and when you will accept or reject a subscription. Please revise your “Plan of Distribution” section to disclose the details of your process for accepting or rejecting subscriptions, along with the mechanics of settlement, including what factors will go into deciding when to settle subscriptions, how you will inform investors of the settlement cycle, and how soon after you make final determination to accept or reject a subscription will the settlement occur. Further, please ensure that the disclosure in your subscription agreement is consistent with your disclosure in the offering statement. Lastly, please also reconcile the durations of the series offerings. The cover page references a duration of no later than the second anniversary of the qualification date but then there is also disclosure that the duration is up to one year from the date of the offering circular, which may be extended by 6 months.

Company’s Response:

The Company respectfully acknowledges the Staff’s comment and has revised the Third Amendment to consistently state that we will accept or reject a subscription within fifteen (15) days. The Company has also revised the disclosure to reflect a closing will occur when maximum subscriptions are received or at discretion of the manager. The “Plan of Distribution” section has been updated to detail our process for accepting and rejecting subscriptions. Additionally, we have ensured consistency between our subscription agreement and offering statement disclosures. Finally, we have reconciled series offering durations on the cover page and throughout the document.

General

3.	We note your response to prior comment 2 that the disclosure at issue was removed. However, we continue to note the statement that “if subscriptions are received on a closing date but not accepted by the company prior to such Closing, any such subscriptions will be closed on the next closing date and the investor will have the choice to apply those funds to their next investment or request in writing to the Company that the funds be returned, which the company shall process within thirty days of such request.” As previously requested, in light of the fact that potential investors will be subscribing to a particular series in the subscription agreement, please explain the mechanics of how this would work in your offering. To the extent you remove the referenced disclosure, please clarify what will occur if a subscription is received on a closing date but not accepted prior to closing

Company’s Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 7 and 23 of the Third Amendment to reflect that investors will be refunded promptly in the event a subscription is rejected by the Company, whether on the Closing date or any other time prior to a Closing.

If any supplemental information is required by the Staff or if you have any questions regarding the foregoing, you may reach me at (202) 857-4486.

Very truly yours,

By:	/s/ Rajiv Radia
Rajiv Radia

Enclosures
cc:	Dome Capital, LLC